Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: April 26, 2022

Explanatory Note: The sole purpose of this supplement is to correct a scrivener’s error and to resubmit the article filed by Transfix Holdings, Inc. on April 25, 2022 pursuant to Rule 425, to include the following complete article published by www.forbes.com on April 25, 2022.

www.forbes.com

Lily Shen’s Leadership Drives Transfix’s 76% Annual Growth, Revolutionizing Freight Industry

Supply chains are a critical component of an ever-expanding economy. The global supply chain market size is valued at $15.85 billion. Yet, amid the pandemic, the U.S. and other countries have felt the impact of slow turnaround times, disruption to production, and a troubling forecast of future product deliveries. When it comes to shipping, it’s more than competing companies’ prices; it’s about the consumer demand and leadership within companies. Production and delivery still rely heavily on people. With the current workforce shortages, companies are having difficulty filling labor positions. Additionally, shipping rates play a significant role in the supply chain. For example, a 10% increase in container-freight rates can reduce industrial production by around 1%.

Lily Shen, president and CEO of Transfix, a digital freight brokerage startup, and her team use advanced technology to streamline shipment data to help shippers make informed decisions to optimize time and revenues. In a continually male-dominated industry, she paves the way for other females to rise through the ranks. The company’s latest ESG (environmental, social and governance) report stated that women hold 43% of senior executive roles and 40% of board members are women. Additionally, under her leadership, Transfix is the first digital freight brokerage to announce plans to go public this year via a special purpose acquisition company (SPAC) by entering into a definitive business combination agreement with G Squared Ascend I. The deal valued the digital freight startup at $1.1 billion, the latest deal shaking up the middleman freight brokerage business.

“So much for so long has been done so manually, with very few modern interfaces,” Shen shares. “Everything’s incredibly siloed, incredibly fragmented, very disparate. And so, in us building a platform, we’re really building that connectivity between all the constituents in the marketplace. Whether it’s a shipper that has something to ship or a carrier that has a truck that can move the product, we’re actually taking a network-level approach that matches and provides access and transparency and data and insights to both sides so that they can really manage and grow their businesses much more easily and better.”

Shen began her career in fixed income asset management at Goldman Sachs. Then, realizing that she didn’t want to stay in finance for the rest of her life, she pivoted to eBay. Starting in strategy and finance, she quickly climbed the ranks to general manager in charge of many different verticals, including fashion and data solutions. That experience taught her the importance of driving community, the nuances between supply and demand, and thinking through the mechanisms to drive optimization.

After eight years with the tech giant, she decided she wanted to work in a small company. Transitioning to Wealthfront as chief marketing officer, she helped drive the launch of the company’s platform, product and brand. Shen was part of the team that successfully navigated the business to $200 million in AUM in the first year.

She then consulted for a couple of different companies and worked as an advisor for organizations such as Mercari and WeChat. During this time, she was also advising Drew McElroy and Jonathan Salama, founders of Transfix. They asked her to come to New York and help with the business. Almost two months into her consulting, they asked her to stay on.

“I was always a believer in the market opportunity,” she explains. “When I had the opportunity to talk to the founders early on, even talk to some of their customers, and really understand what it takes from a shipper perspective and a carrier perspective to be able to manage your businesses and, having also seen firsthand the lack of technology and connectivity and data that was available, I knew this was a huge opportunity.

I believe that the way in which freight will move 20 years from now will also be very different. And it’s going to be fueled by the combination of technology and the best service. So when I had the opportunity to work with the team here directly, I think so many things struck me. I felt it [the opportunity] in a very meaningful way. I also deeply felt the impact that I could have on the company and the organization.”

Since becoming CEO in 2020, Shen has significantly scaled the company, highlighted most recently by announcing Transfix’s first-ever quarterly earnings report showing 76% growth in Q3 2021 over Q3 2020. As a leader, she understands the importance of a learner’s mindset and leading with integrity. Additionally, having a purpose will propel the company further.

As Shen continues to transition in her career and work with her team to innovate new products, she focuses on the following essential steps:

•	Understand the why behind your decision to pivot. What’s actually driving the pivot? Are you running towards or away from something?

•	Be open to different opportunities. Most career paths aren’t a linear line. You never know what experience will propel you closer to your goal.

•	Embrace the journey. Say yes to adventures that are authentic to you. Learn the lessons, help others and keep moving forward.

“I’ve worked for a lot of industries that are male-dominated,” Shen concludes. “I don’t know if there’s anything I did differently to prepare myself as a female leader. I’m constantly making sure I’m being authentic to myself. ... Oftentimes, I think as you go into any new environment, whatever industry that might be, it’s understanding where people are coming from and where you’re at. ... It’s important to find your voice and lead in an authentic way.”

About Transfix

Transfix drives modern supply chain impact at scale with its Intelligent Freight Platform™. By combining enterprise-grade, machine-learning technology with intuitive software and dedicated supply chain experts, Transfix is enabling organizations to deliver with high performance and high reliability, drive long-term strategy and capacity planning, take empty miles off the road, and optimize their networks, at scale. Today, Transfix connects shippers to 28,000+ carriers with real-time, many-to-many freight matching and the visibility they need to make their supply chains more efficient and environmentally responsible. Learn more at Transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed with the SEC on February 8, 2021 and its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I's filings with the SEC. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.